NEOMEDYX MEDICAL CORP.

(formerly Corpus Resources Corp.)

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

N E W S   R E L E A S E

Las Vegas, NV – Pursuant to its News Releases dated November 3rd, 2008 and February 27th, 2009, whereby NeoMedyx Medical Corp. (the “Company”) announced an agreement and plan of acquisition with the shareholders of Biokhan Co. Ltd. (“BKC”) whereby the Company would acquire all of the outstanding shares capital of BKC, the Company advises that it has sent a Notice of Cancellation to BKC terminating the agreement as of October 30, 2009 as a result of a breach of the agreement by Biokhan.

All of the 21,307,000 shares of the Company’s common stock that were provided pro rata to the shareholders of BKC have now been cancelled and, as a result, the Company’s issued and outstanding share capital is 30,472,727 shares of common stock.

The Company’s current plans are to actively seek out a new business or asset to acquire.

Dated at Las Vegas, Nevada, this 4th day of November, 2009.

ON BEHALF OF THE BOARD OF

NEOMEDYX MEDICAL CORP.

Investor Relations

Peter Lange

1-866-855-1991